Fact Sheet for Term Sheet W80 Filed Pursuant to Rule 433 Registration Statement No. 333-206013 Dated September 15, 2015
Call Warrants Linked to the EURO STOXX 50® Index Expiring September 21, 2018

General

The call warrants (the "**warrants**") are designed for investors who seek a leveraged return at expiration based on the increase, if any, in the EURO STOXX 50® Index (the "**Index**"). If the Final Level of the Index is less than or equal to the Strike Level, which is 100% of the Initial Level, the warrants will expire worthless and investors will lose their entire investment in the warrants. If the Final Level is greater than the Strike Level, investors will receive a cash payment upon expiration based on the performance of the Index. In this circumstance, investors will still lose some or a significant portion of their initial investment if the level of the Index does not increase sufficiently to offset the Warrant Premium. Any payment on the warrants is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:	25190F293
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately 3 years
Underlying:	EURO STOXX 50® Index (Ticker: SX5E)
Issue Price per Warrant:	Equal to the Warrant Premium
Warrant Premium:	$126.30 per warrant (equal to 12.63% of the Notional Amount)
Notional Amount:	$1,000 per warrant
Warrant Premium Percentage:	12.63%, equal to the Warrant Premium divided by the Notional Amount
Payment at Expiration:	On the Expiration Date, the warrants will be automatically exercised and you will receive a cash payment per warrant equal to the Cash Settlement Amount, which could be zero.
Cash Settlement Amount:	• If the Final Level is greater than the Strike Level: $1,000 x Index Strike Return • If the Final Level is less than the Strike Level: $0
Index Strike Return:	$\frac{\text{Final Level} - \text{Strike Level}}{\text{Initial Level}}$
Initial Level:	The closing level of the Index on the Trade Date
Final Level:	The closing level of the Index on the Final Valuation Date
Strike Level:	100% of the Initial Level
Trade Date:	September 18, 2015
Settlement Date:	September 23, 2015
Final Valuation Date:	September 18, 2018
Expiration Date:	September 21, 2018
Fees and Commissions:	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the warrants. The placement agents will receive a fee from the Issuer that will not exceed $6.50 per warrant, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates act in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet W80.

The Issuer's estimated value of the warrants on the Trade Date is approximately $106.90 to $111.90 per warrant, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Warrants" in the accompanying term sheet W80 for additional information.

By acquiring the warrants, you will be bound by, and deemed to consent to, the imposition of any Resolution Measure (as defined below) by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the warrants. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the warrants. Please see "Resolution Measures" in the accompanying term sheet W80 for more information.

You should review carefully the section of the prospectus supplement accompanying term sheet W80 entitled "United States Federal Income Taxation" and the section of the accompanying term sheet entitled "Tax Consequences."

For more information regarding this offering, please refer to the term sheet W80 on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010315007400/dp59725_fwp-tsw80.htm.

Warrant Characteristics

- Opportunity to receive an uncapped leveraged return if the Final Level is greater than the Strike Level.
- The warrants are highly risky and are suitable only for option-approved accounts.

Risk Considerations

- The warrants will expire worthless and you will lose your entire investment if the Final Level is less than or equal to the Strike Level.
- Potential to lose some or a significant portion of your investment if the level of the Index does not increase sufficiently to offset the Warrant Premium.
- Any payment on the warrants is subject to the credit of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the warrants in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your warrants to expiration.
- Additional risk factors can be found on the last four pages of this fact sheet.

Hypothetical Return at Maturity

Final Level is Less Than or Equal to Strike Level
Final Level is Greater Than Strike Level
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
Return on Warrant Premium (%)
-60%
-40%
-20%
0%
12.63%
20%
40%
60%
Percentage Change from Initial Level(%)

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

On the Expiration Date, the warrants will be automatically exercised and you will be entitled to receive a cash payment per warrant equal to the Cash Settlement Amount, which could be zero, determined as follows. Any payment on the warrants is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below reflect the Strike Level of 100% of the Initial Level, the Warrant Premium Percentage of 12.63% and the Warrant Premium of $126.30 per warrant and assume a hypothetical Initial Level of 3,500.00. The actual Initial Level and Strike Level will be determined on the Trade Date.

Hypothetical Final Level	Percentage Change from Initial Level	Hypothetical Index Strike Return	Cash Settlement Amount	Cash Settlement Amount minus Warrant Premium	Cash Settlement Amount minus Warrant Premium as Percentage Return on Warrant Premium
7,000.00	100.00%	100.00%	$1,000.00	$873.70	691.77%
6,300.00	80.00%	80.00%	$800.00	$673.70	533.41%
5,600.00	60.00%	60.00%	$600.00	$473.70	375.06%
4,900.00	40.00%	40.00%	$400.00	$273.70	216.71%
4,200.00	20.00%	20.00%	$200.00	$73.70	58.35%
3,942.05	12.63%	12.63%	$126.30	$0.00	0.00%
3,850.00	10.00%	10.00%	$100.00	-$26.30	-20.82%
3,500.00	0.00%	0.00%	$0.00	-$126.30	-100.00%
3,150.00	-10.00%	-10.00%	$0.00	-$126.30	-100.00%
2,800.00	-20.00%	-20.00%	$0.00	-$126.30	-100.00%
2,100.00	-40.00%	-40.00%	$0.00	-$126.30	-100.00%
1,400.00	-60.00%	-60.00%	$0.00	-$126.30	-100.00%
700.00	-80.00%	-80.00%	$0.00	-$126.30	-100.00%
0.00	-100.00%	-100.00%	$0.00	-$126.30	-100.00%

Selected Risk Factors

THE WARRANTS ARE A RISKY INVESTMENT AND THE WARRANTS WILL EXPIRE WORTHLESS IF THE FINAL LEVEL IS LESS THAN OR EQUAL TO THE STRIKE LEVEL — The warrants are highly speculative and highly leveraged. If the Final Level is less than or equal to the Strike Level, the warrants will expire worthless and you will lose your entire investment in the warrants. The warrants are not suitable for investors who cannot sustain a total loss of their investment. You should be willing and able to sustain a total loss of your investment in the warrants.

YOU MAY LOSE SOME OR A SIGNIFICANT PORTION OF YOUR INITIAL INVESTMENT EVEN IF THE FINAL LEVEL IS GREATER THAN THE STRIKE LEVEL — Even if the Final Level is greater than the Strike Level, you will lose some or a significant portion of your initial investment if the Final Level is greater than the Strike Level but by a percentage less than the Warrant Premium Percentage of 12.63%. In order for you to receive a Cash Settlement Amount greater than your initial investment, the Final Level must be greater than the Strike Level by a percentage greater than the Warrant Premium Percentage.

THE WARRANTS ARE SUITABLE ONLY FOR INVESTORS WITH OPTIONS-APPROVED ACCOUNTS — You will not be able to purchase the warrants unless you have an options-approved brokerage account. The warrants involve a high degree of risk and are not appropriate for every investor. You must be able to understand and bear the risk of an investment in the warrants and you should be experienced with respect to options and option transactions.

THE WARRANTS DO NOT PROVIDE FOR ANY COUPON PAYMENTS OR VOTING RIGHTS — As a holder of the warrants, you will not receive any coupon payments and you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks composing the Index would have.

THE WARRANTS ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The warrants are unsecured contractual obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the warrants depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the warrants. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the warrants and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the warrants and you could lose your entire investment.

THE WARRANTS MAY BECOME SUBORDINATED TO THE CLAIMS OF OTHER CREDITORS, BE WRITTEN DOWN, BE CONVERTED OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union published the Bank Recovery and Resolution Directive for establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany has adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “Resolution Act”), which became effective on January 1, 2015. The Resolution Act may result in the warrants being subject to the powers exercised by our competent resolution authority to impose a Resolution Measure on us. A “Resolution Measure” may include: writing down, including to zero, any payment on the warrants; converting the warrants into ordinary shares or other instruments qualifying as core equity tier 1 capital; or applying any other resolution measure, including (but not limited to) transferring the warrants to another entity, amending the terms and conditions of the warrants or cancelling of the warrants. We expect additional Resolution Measures to become applicable to us when the European regulation of July 15, 2014 relating to the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (commonly referred to as the “SRM Regulation”) becomes effective on

January 1, 2016. On May 26, 2015, the German Federal Government published a draft bill of a Resolution Mechanism Act. One of this law’s primary purposes would be to conform German law to the SRM Regulation. In addition, the draft bill proposes that in the event of an insolvency proceeding, senior unsecured debt instruments, including the warrants, would by operation of law rank junior to all other outstanding unsecured unsubordinated obligations, but in priority to all contractually subordinated instruments. The proposed subordination would not apply if the terms of the senior unsecured debt instruments provide that (i) the repayment amount depends on the occurrence or non-occurrence of a future event, or will be settled in kind, or (ii) the interest amount depends on the occurrence or non-occurrence of a future event, unless it depends solely on a fixed or variable reference interest rate and will be settled in cash. Instruments that are typically traded on money markets would not be subject to the proposed subordination. The proposed order of priorities would apply to insolvency proceedings commenced on or after January 1, 2016. If enacted, the proposed subordination of senior unsecured debt instruments could apply to the warrants, which would most likely result in a larger share of loss being allocated to the warrants in the event of an insolvency proceeding or the imposition of any Resolution Measures by the competent resolution authority. The final version of the Resolution Mechanism Act may provide for additional Resolution Measures that may become applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. You may lose some or all of your investment in the warrants if a Resolution Measure becomes applicable to us.

By acquiring the warrants, you would have no claim or other right against us arising out of any subordination or Resolution Measure, and we would have no obligation to make payments under the warrants following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default under the warrants or under the warrant agreement. Furthermore, because the warrants are subject to any Resolution Measure, secondary market trading in the warrants may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the warrants, you waive, to the fullest extent permitted by applicable law, any and all claims against the warrant agent for, agree not to initiate a suit against the warrant agent in respect of, and agree that the warrant agent will not be liable for, any action that the warrant agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the warrants. Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.

THE ISSUER’S ESTIMATED VALUE OF THE WARRANTS ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE WARRANTS — The Issuer’s estimated value of the warrants on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the warrants. The difference between the Issue Price and the Issuer’s estimated value of the warrants on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the warrants through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the warrants is determined by reference to our pricing models. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your warrants or otherwise value your warrants, that price or value may differ materially from the estimated value of the warrants determined by reference to our pricing models. This difference is due to, among other things, any difference in pricing models or assumptions used by any dealer who may purchase the warrants in the secondary market.

INVESTING IN THE WARRANTS IS NOT THE SAME AS A HYPOTHETICAL INVESTMENT IN THE INDEX AND YOUR RETURN ON THE WARRANTS, IF ANY, GENERALLY WILL NOT REFLECT ANY PAYMENTS MADE WITH RESPECT TO THE STOCKS COMPOSING THE

INDEX — Your return on the warrants, if any, will not reflect the return you would realize if you actually owned such stocks composing the Index and received any payments made with respect to the stocks composing the Index. If the Index increases sufficiently above the Strike Level on the Final Valuation Date, you will receive a percentage return on your initial investment that is greater than the percentage increase in the level of the Index from the Trade Date. However, unlike a direct investment in the stocks composing the Index, if the Index does not increase above the Strike Level on the Final Valuation Date, you will lose your entire investment in the warrants.

IF THE LEVEL OF THE INDEX CHANGES, THE VALUE OF YOUR WARRANTS MAY NOT CHANGE IN THE SAME MANNER — Your warrants may trade quite differently from the level of the Index. Changes in the level of the Index may not result in comparable changes in the value of your warrants.

THE INDEX REFLECTS THE PRICE RETURN OF THE STOCKS COMPOSING THE INDEX, NOT THEIR TOTAL RETURN INCLUDING ALL DIVIDENDS AND OTHER DISTRIBUTIONS — The Index reflects the changes in the market prices of the stocks composing the Index. The Index is not, however, a “total return” index, which, in addition to reflecting those price returns, would also reflect the reinvestment of all dividends and other distributions paid on the stocks composing the Index.

THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN WARRANTS LINKED TO THE VALUES OF EQUITY SECURITIES ISSUED BY NON-U.S. COMPANIES — The Index includes component stocks that are issued by companies incorporated outside of the U.S. Because the component stocks also trade outside the U.S., the warrants are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be less liquid and more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the level of the Index and the value of your warrants. Furthermore, there are risks associated with investments in warrants linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Specifically, the stocks included in the Index are issued by companies located in countries within the Eurozone, some of which are and have been experiencing economic stress.

WE ARE ONE OF THE COMPANIES THAT MAKE UP THE INDEX — We are one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any of the other companies the equity securities of which are represented in the Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the equity securities composing the Index, or your warrants. None of the other companies represented in the Index will be involved in the offering of the warrants in any way. Neither they nor we will have any obligation to consider your interests as a holder of the warrants in taking any corporate actions that might affect the value of your warrants.

THE PERFORMANCE OF THE INDEX WILL NOT BE ADJUSTED FOR CHANGES IN THE EURO RELATIVE TO THE U.S. DOLLAR — The Index is composed of stocks denominated in euro. Because the level of the Index is also calculated in euro (and not in U.S. dollars), the performance of the Index will not be adjusted for exchange rate fluctuations between the U.S. dollar and the euro. Therefore, if the euro strengthens or weakens relative to the U.S. dollar over the term of the warrants, you will not receive any additional payment or incur any reduction in your return on the warrants at expiration.

THE SPONSOR OF THE INDEX MAY ADJUST THE INDEX IN WAYS THAT AFFECT THE LEVEL OF THE INDEX AND HAS NO OBLIGATION TO CONSIDER YOUR INTERESTS — The sponsor of the Index (the “Index Sponsor”) is responsible for calculating and maintaining the Index. The Index Sponsor can add, delete or substitute the Index components or make other methodological changes that could change the level of the Index. You should realize that the changing of Index components may affect the Index, as a newly added component may perform significantly better or worse than the component it replaces. Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the warrants and the Cash Settlement Amount. The Index Sponsor has no obligation to consider your interests in calculating or revising the Index.

THE WARRANTS ARE NON-STANDARDIZED OPTIONS — The warrants are not standardized options of the type issued by the Options Clearing Corporation (the “OCC”), a clearing agency regulated by the SEC. The warrants are unsecured contractual obligations of Deutsche Bank AG and will rank pari passu with all of our other unsecured contractual obligations and unsecured and unsubordinated debt, except for obligations required to be preferred by law. Thus, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, investors in the warrants may look solely to Deutsche Bank AG for performance of its obligation to pay the Cash Settlement Amount, if any, upon the automatic exercise of the warrants. Additionally, the secondary market for the warrants, if any exists, is not expected to be as liquid as the market for OCC standardized options, and, therefore, sales of the warrants prior to the Expiration Date may yield a sale price that is lower than the theoretical value of the warrants based on the then-prevailing level of the Index. See also “The Warrants Will Not Be Listed and There Will Likely Be Limited Liquidity” below.

THE TIME REMAINING TO THE EXPIRATION DATE MAY ADVERSELY AFFECT THE MARKET VALUE OF THE WARRANTS — A portion of the market value of a warrant at any time depends on the value of the Index at such time relative to the Strike Level and is known as the “intrinsic value” of the warrant. If the closing level of the Index is higher than the Strike Level at any time, the intrinsic value of the warrant is positive and the warrant is considered “in the money”; whereas, if the closing level of the Index is lower than the Strike Level at any time, the intrinsic value of the warrant is zero and the warrant is considered “out of the money.” Another portion of the market value of a warrant at any time prior to expiration depends on the length of time remaining until the Expiration Date and is known as the “time value” of the warrant. After the Trade Date, the time value of the warrant represents its entire value; thereafter, the time value generally diminishes until, at expiration, the time value of the warrant is zero. Assuming all other factors are held constant, the risk that the warrants will expire worthless will increase the more the closing level of the Index falls below the Strike Level and the shorter the time remaining until the Expiration Date. Therefore, the market value of the warrants will reflect both the rise or decline in the level of the Index and the time remaining to the Expiration Date, among other factors. See also “Assuming No Changes In Market Conditions And Other Relevant Factors, The Price You May Receive For Your Warrants In Secondary Market Transactions Would Generally Be Lower Than Both The Issue Price And The Issuer’s Estimated Value Of The Warrants On The Trade Date” below.

THE WARRANTS WILL BE AUTOMATICALLY EXERCISED ON THE EXPIRATION DATE — The warrants will be automatically exercised on the Expiration Date. Neither you nor we can exercise the warrants at any time prior to the Expiration Date. Accordingly, unless you sell the warrants prior to the Expiration Date, you will not be able to capture any beneficial changes in the levels of the Index prior to the Final Valuation Date. Further, you do not have a choice as to whether the warrants will be automatically exercised on the Expiration Date. Accordingly, you will not be able to benefit from any increase in the levels of the Index that occurs after the Final Valuation Date.

PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Index over the term of the warrants may bear little relation to the historical closing levels of the Index and/or the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Index or whether the performance of the Index will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR WARRANTS IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE WARRANTS ON THE TRADE DATE — The Issuer’s estimated value of the warrants on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the warrants. The Issuer’s estimated value of the warrants on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your warrants in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the warrants from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the warrants on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the warrants determined by reference to our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the warrants and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our warrants for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the warrants on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the warrants and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your warrants, including the price you may receive in any secondary market transactions. Any sale prior to the Expiration Date could result in a substantial loss to you. The warrants are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your warrants to expiration.

THE WARRANTS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The warrants will not be listed on any securities exchange. There may be little or no secondary market for the warrants. We or our affiliates intend to act as market makers for the warrants but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the warrants when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the warrants, the price at which you may be able to sell your warrants is likely to depend on the price, if any, at which we or our affiliates are willing to buy the warrants. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the warrants. If you have to sell your warrants prior to expiration, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE WARRANTS — While we expect that, generally, the level of the Index will affect the value of the warrants more than any other single factor, the value of the warrants prior to maturity will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE WARRANTS — We or our affiliates expect to hedge our exposure from the warrants by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Index on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the level of the Index and, therefore, make it less likely that you will receive a positive return on your investment in the warrants. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the warrants declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. To the extent we or our affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our or our affiliates’ interests with respect to such products may be adverse to those of the holders of the warrants. Introducing competing products into the marketplace in this manner could adversely affect the level of the Index and the value of the warrants. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the warrants.

WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE WARRANTS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE INDEX AND THE VALUE OF THE WARRANTS — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the level of the Index and the value of the warrants, or express opinions or provide recommendations that are inconsistent with purchasing or holding the warrants. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the warrants and the Index.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the warrants, including acting as Calculation Agent (as defined below), hedging our obligations under the warrants and determining the Issuer’s estimated value of the warrants on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the warrants from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the warrants. The Calculation Agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the warrants on any relevant date or time. The Calculation Agent will also be responsible for determining whether a Market Disruption Event (as defined below) has occurred. Any determination by the Calculation Agent could adversely affect the return on the warrants.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the prospectus supplement and prospectus accompanying term sheet W80 for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet W80 and the underlying supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement, term sheet W80 and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the warrants at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the warrants prior to their issuance. We will notify you in the event of any changes to the terms of the warrants, and you will be asked to accept such changes in connection with your purchase of any warrants. You may also choose to reject such changes, in which case we may reject your offer to purchase the warrants.